

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 11, 2017

<u>Via Facsimile</u>
Mr. Phillip G. Creek
Executive Vice President and Chief Financial Officer
M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, OH 43219

   RE: **M/I Homes, Inc.**
      Form 10-K for the Year Ended December 31, 2016
      Filed February 17, 2017
      File No. 1-12434

Dear Mr. Creek:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

           Sincerely,

           /s/ John Cash

           John Cash
           Accounting Branch Chief
           Office of Manufacturing and
           Construction